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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

NORTH COAST ENERGY, INC.
(Name of Subject Company (Issuer))

CERBERUS CAPITAL MANAGEMENT, L.P.
EXCO HOLDINGS INC.
EXCO RESOURCES, INC.
NCE ACQUISITION, INC.
(Name of Filing Person (Offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

658649 70 2
(CUSIP Number of Class of Securities)

DOUGLAS H. MILLER
CHAIRMAN AND CHIEF EXECUTIVE OFFICER
EXCO RESOURCES, INC.
6500 GREENVILLE AVENUE, SUITE 600, LB 17
DALLAS, TEXAS 75206
TELEPHONE: (214) 368-2084
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

COPY TO:

WILLIAM L. BOEING
HAYNES AND BOONE, LLP
2505 NORTH PLANO ROAD, SUITE 4000
RICHARDSON, TEXAS 75082
(972) 680-7550

CALCULATION OF FILING FEE

TRANSACTION VALUE*	AMOUNT OF FILING FEE**

$167,360,998	$13,539.50

*
Estimated for purposes of calculating the amount of the filing fee only.

Calculated by adding (i) 15,251,806, the number of shares of common stock outstanding as of December 1, 2003, multiplied by the $10.75 per share tender offer price, (ii) an estimated 432,678 shares of common stock subject to options with an exercise price of less than $10.75 per share, multiplied by $10.75 less $4.86, the average exercise price of such options, and (iii) 140,400 shares of common stock subject to warrants, multiplied by $10.75 less $4.64, the average exercise price of such warrants, for an aggregate transaction value of $167,360,998.

**
The required filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 for fiscal year 2004, issued on November 24, 2003, equals .008090% of the transaction value, or $13,539.50.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(A)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule.

Amount previously paid: Not applicable

Form or Registration No.: Not Applicable

Filing party: Not applicable

Date Filed: Not Applicable

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.
☐
issuer tender offer subject to Rule 13e-4.
☐
going-private transaction subject to Rule 13e-3.
☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Schedule TO (this "Schedule TO") is filed by NCE Acquisition, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of EXCO Resources, Inc., a Texas corporation ("EXCO"), which, in turn, is a wholly owned subsidiary of EXCO Holdings Inc., a Delaware corporation ("EXCO Holdings"). This Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of North Coast Energy, Inc., a Delaware corporation ("North Coast"), at a purchase price of $10.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 5, 2003 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-9 and 11 of this Schedule TO. The Agreement and Plan of Merger, dated as of November 26, 2003, among EXCO, Purchaser, North Coast and Nuon Energy & Water Investments, Inc. ("Nuon Energy & Water"), as amended and restated on December 4, 2003, a copy of which is attached as Exhibit (d)(1) hereto, and the Letter Agreement relating to confidential information dated June 13, 2003 between EXCO and Robert W. Baird & Co. Incorporated, as agent for North Coast, a copy of which is attached as Exhibit (d)(8) hereto, are incorporated herein by reference with respect to Items 5 and 11 of this Schedule TO.

ITEM 10. FINANCIAL STATEMENTS

        Not applicable.

ITEM 12. EXHIBITS

EXHIBIT NO.	DESCRIPTION

(a)(1)	Offer to Purchase dated December 5, 2003.
(a)(2)	Form of Letter of Transmittal.
(a)(3)	Form of Notice of Guaranteed Delivery.
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(6)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(7)	Summary Advertisement as published in The New York Times on December 5, 2003.
(a)(8)
Press Release issued by North Coast on November 26, 2003 (incorporated herein by reference to Exhibit 99.1 to EXCO's Preliminary Communication on Schedule TO filed on November 26, 2003, as amended by Exhibit 99.1 to EXCO's Preliminary Communication on Schedule TO filed on November 28, 2003).
(b)(1)	Commitment Letter dated November 25, 2003 between EXCO and Credit Suisse First Boston and Bank One, NA.
(d)(1)	Agreement and Plan of Merger, dated as of November 26, 2003, among EXCO, Purchaser, North Coast and Nuon Energy & Water as amended and restated on December 4, 2003.
(d)(2)	Form of Option Surrender Agreement.
(d)(3)	Form of Warrant Relinquishment and Release Agreement.
(d)(4)	Form of Stock Tender Agreement among EXCO, Purchaser and Nuon Energy & Water.
(d)(5)	Form of Unconditional Guaranty Agreement by and between EXCO and n.v. NUON.
(d)(6)	Form of Escrow Agreement among Nuon Energy & Water, EXCO and Citibank, N.A.
(d)(7)	Form of Irrevocable Instruction of Seller to Paying Agent.
(d)(8)	Letter Agreement relating to confidentiality, dated June 13, 2003, from Robert W. Baird & Co. Incorporated, as agent for North Coast, to EXCO, confirmed and agreed to by EXCO on June 20, 2003.
(g)	None.
(h)	None.

ITEM 13. information required by schedule 13E-3.

        Not applicable.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2003	EXCO HOLDINGS INC.
	By:	/s/ T. W. EUBANK T. W. Eubank, President
Dated: December 5, 2003	EXCO RESOURCES, INC.
	By:	/s/ T. W. EUBANK T. W. Eubank, President
Dated: December 5, 2003	NCE ACQUISITION, INC.
	By:	/s/ T. W. EUBANK T. W. Eubank, President

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a)(1)	Offer to Purchase dated December 5, 2003.
(a)(2)	Form of Letter of Transmittal.
(a)(3)	Form of Notice of Guaranteed Delivery.
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(6)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(7)	Summary Advertisement as published in The New York Times on December 5, 2003.
(a)(8)
Press Release issued by North Coast on November 26, 2003 (incorporated herein by reference to Exhibit 99.1 to EXCO's Preliminary Communication on Schedule TO filed on November 26, 2003, as amended by Exhibit 99.1 to EXCO's Preliminary Communication on Schedule TO filed on November 28, 2003).
(b)(1)	Commitment Letter dated November 25, 2003 between EXCO and Credit Suisse First Boston and Bank One, NA.
(d)(1)	Agreement and Plan of Merger dated as of November 26, 2003 among EXCO, Purchaser, North Coast and Nuon Energy & Water as amended and restated on December 4, 2003.
(d)(2)	Form of Option Surrender Agreement.
(d)(3)	Form of Warrant Relinquishment and Release Agreement.
(d)(4)	Form of Stock Tender Agreement among EXCO, Purchaser and Nuon Energy & Water.
(d)(5)	Form of Unconditional Guaranty Agreement by and between EXCO and n.v. NUON.
(d)(6)	Form of Escrow Agreement among Nuon Energy & Water, EXCO and Citibank, N.A.
(d)(7)	Form of Irrevocable Instruction of Seller to Paying Agent.
(d)(8)	Letter Agreement relating to confidentiality, dated June 13, 2003, from Robert W. Baird & Co. Incorporated, as agent for North Coast, to EXCO, confirmed and agreed to by EXCO on June 20, 2003.
(g)	None.
(h)	None.

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  ITEM 10. FINANCIAL STATEMENTS
  ITEM 12. EXHIBITS
  ITEM 13. information required by schedule 13E-3.
SIGNATURES
EXHIBIT INDEX